UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Lombard Medical, Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

KYG555981094

(CUSIP Number)

April 30, 2014

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. KYG555981094	Schedule 13G	Page 1 of 7

1	NAMES OF REPORTING PERSONS LSP Life Sciences Fund N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 824,675
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 824,675
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 824,675
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. KYG555981094	Schedule 13G	Page 2 of 7

1	NAMES OF REPORTING PERSONS LSP Advisory B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 824,675
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 824,675
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 824,675
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. KYG555981094	Schedule 13G	Page 3 of 7

ITEM 1.   (a)     Name of Issuer:

Lombard Medical, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Lombard Medical House

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

United Kingdom

ITEM 2.  (a)     Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

LSP Life Sciences Fund N.V.

LSP Advisory B.V.

(b)	Address or Principal Business Office:

The business address of each of the Reporting Persons is c/o LSP, Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.

(c)	Citizenship of each Reporting Person is:

Each of the reporting persons is organized under the laws of the Netherlands.

(d)	Title of Class of Securities:

Ordinary Shares of $0.01 par value per share (“Ordinary Shares”)

(e)	CUSIP Number:

KYG555981094

ITEM 3.

Not applicable.

CUSIP No. KYG555981094	Schedule 13G	Page 4 of 7

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of May 12, 2014, based upon 16,185,797 Ordinary Shares outstanding as of April 30, 2014.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
LSP Life Sciences Fund N.V.	824,675	5.1%	0	824,675	0	824,675
LSP Advisory B.V.	824,675	5.1%	0	824,675	0	824,675

LSP Life Sciences Fund N.V. is the record holder of 824,675 shares of the Issuer’s Ordinary Shares. LSP Advisory B.V. is the sole director of the LSP Life Sciences Fund N.V. and may as such be deemed to beneficially own the shares. The individual directors of LSP Advisory B.V. are Mark Wegter, Geraldine O’Keeffe and Joep Muijrers.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. KYG555981094	Schedule 13G	Page 5 of 7

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2014

LSP Life Sciences Fund N.V.

By:	LSP Advisory B.V.,
its Managing Director

Signed:	/s/ Mark Wegter
Name:	Mark Wegter
Title:	Director A

Signed:	/s/ Geraldine O’Keeffe
Name:	Geraldine O’Keeffe
Title:	Director B

LSP Advisory B.V.

Signed:	/s/ Mark Wegter
Name:	Mark Wegter
Title:	Director A

Signed:	/s/ Geraldine O’Keeffe
Name:	Geraldine O’Keeffe
Title:	Director B

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.